

September 10, 2013

<u>Via E-Mail</u>
Keith Berman
Chief Financial Officer
Decision Diagnostics Corp.
2660 Townsgate Road, Ste. 300
Westlake Village, CA 91361

   Re: Decision Diagnostics Corp.
     Item 4.01 Form 8-K
     Filed April 16, 2013
     File No. 000-33187

Dear Mr. Berman:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Blaise A. Rhodes

       Blaise A. Rhodes
       Staff Accountant
       Office of Beverages, Apparel and
       Mining